Exhibit 99.1

CARVE GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CARVE GROUP LTD.

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Carve Group Ltd (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2024 and 2025, the related combined statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of years ended June 30, 2024 and 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying combined statements have been prepared assuming that the Group will continue as a going concern. As report in Note 2(c) to the combined financial statements, the Group incurred a net loss RMB 1,775 thousand, and as of June 30,2025, it had a working capital deficit of RMB 41,438 thousand, and its accumulated deficit was RMB 33,202 thousand. These events or conditions indicate the existence of material uncertainty which may cast doubt on the Group’s ability to continue as going concern. The combined financial statements have been prepared on the going concern basis as management of the Group has evaluated and concluded that the management’s plans in regard to these matters are described in Note 2(c). the Group will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the combined balance sheet date and the date of combined financial statements for the year ended June 30,2025. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Group Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2025.

Singapore

February 13, 2026

CARVE GROUP LTD

Combined Balance Sheets

(In thousands)

	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS:
Current assets:
Cash and cash equivalents	390	159	22
Accounts receivable, net	-	160	22
Short-term investments	748	258	36
Other receivables	404	175	24
Inventories, net	4,125	3,278	459
Other current assets	773	367	51
Amounts due from related parties	729	1,237	173
Total current assets	7,169	5,634	787

Non-current assets:
Inventories	-	1,969,950	274,994
Investments in affiliate	257	387	54
Property, plant, and equipment, net	1,608	10,473	1,462
Intangible assets, net	200	500	70
Right of use assets	464	156	22
Total non-current assets	2,529	1,981,466	276,602
Total assets	9,698	1,987,100	277,389

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	26	35	5
Contract liabilities	265	249	35
Other payables and accrued expenses	9,144	19,075	2,664
Amounts due to related parties	27,366	27,206	3,798
Accrued payroll	259	89	12
Other current liabilities	5	9	1
Lease liabilities	593	409	57
Total current liabilities	37,658	47,072	6,572
Non-current liability:
Lease liabilities	187	-	-
Total liabilities	37,845	47,072	6,572

Commitments and contingencies (Note 13)

Shareholders’ (Deficit)/ Equity:
Share capital	73	73	10
Additional paid-in capital	3,207	1,973,157	275,442
Accumulated deficit	(31,427)	(33,202)	(4,635)
Total shareholder’s (deficit)/equity	(28,147)	1,940,028	270,817
Total liabilities and shareholders’ equity	9,698	1,987,100	277,389

The accompanying notes are an integral part of the combined financial statements.

CARVE GROUP LTD

Combined Statements of Operations and Comprehensive Loss

(In thousands)

	Year Ended June 30
	2024	2025	2025
	RMB	RMB	USD

Net revenues	3,298	3,483	485
Cost of revenue	(2,122)	(2,252)	(315)
Gross profit	1,176	1,231	170
Operating expenses:
Selling expenses	(342)	(147)	(21)
General and administrative expenses	(3,424)	(2,208)	(308)
Research and development expenses	(962)	(876)	(122)
Total operating expenses	(4,728)	(3,231)	(451)
Loss from operations	(3,552)	(2,000)	(281)
Others (expenses)/income, net	(296)	95	13
Loss before income taxes expense	(3,848)	(1,905)	(268)
Share of (loss)/income of affiliates	(142)	130	18
Income tax expense	- *	- *	- *
Net loss	(3,990)	(1,775)	(250)

*	Individual line items with an absolute value below 1,000 are presented as “-”.

The accompanying notes are an integral part of these combined financial statements.

CARVE GROUP LTD

Combined Statements of Changes in Shareholders’ Equity

(In thousands)

	Share	Additional paid-in	Retained	Total shareholder’s
	Capital	Capital	Earnings	equity
	RMB	RMB	RMB	RMB
Balance as of June 30, 2023	73	970	(27,437)	(26,394)
Net loss	-	-	(3,990)	(3,990)
Capital contribution	-	2,237	-	2,237
Balance as of June 30, 2024	73	3,207	(31,427)	(28,147)
Net loss	-	-	(1,775)	(1,775)
Inventories appreciation from the acquisition of a subsidiary	-	1,969,950	-	1,969,950
Balance as of June 30, 2025	73	1,973,157	(33,202)	1,940,028
Balance as of June 30, 2025 in US$ (Note 2(q))	10	275,442	(4,635)	270,817

The accompanying notes are an integral part of the combined financial statements.

CARVE GROUP LTD

Combined Statements of Cash Flows

(In thousands)

	Year Ended June 30
	2024	2025	2025
	RMB	RMB	USD

Cash flows from operating activities:
Net Loss	(3,990)	(1,775)	(250)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	1,108	1,048	146
Amortization of intangible assets	33	33	5
Change to Provision for credit losses	457	-	-
Amortization of right-of-use assets	301	308	43
Inventory provision	413	159	22
Share of (loss)/income of affiliates	142	(130)	(18)

Changes in operating assets and liabilities:
Accounts receivable	-	(160)	(22)
Inventories, net	(36)	688	96
Other receivables	340	229	32
Other current assets	219	405	57
Accounts payable	19	9	1
Contract liabilities	210	(16)	(2)
Other payables and accrued expenses	(2,339)	9,932	1,386
Amount due from a related party	24	-	-
Accrued payroll	21	(168)	(23)
Other current liabilities	1	4	1
Lease liabilities	(1)	(371)	(52)
Net cash (used in)/ provided by operating activities	(3,078)	10,195	1,422

Cash flows from investing activity:
Purchase of property, plant and equipment	(21)	(9,915)	(1,384)
Purchases on intangible assets	-	(333)	(46)
Purchase of short-term investments	(4,280)	(1,965)	(274)
Proceeds from disposal of short-term investments	3,762	2,456	343
Payments for acquisition of equity investments	(400)	(1,010)	(141)
Net cash used in investing activities	(939)	(10,767)	(1,502)

Cash flows from financing activities:
Capital contribution by shareholders	2,237	-	-
Proceeds from related parties	2,468	502	70
Repayments to related parties	(624)	(161)	(22)
Net cash provided by financing activities	4,081	341	48

Net increase (decrease) in cash and cash equivalents	64	(231)	(32)
Cash and cash equivalents at beginning of year	326	390	54
Cash and cash equivalents at the end of the year	390	159	22
Reconciliation in amounts on the combined balance sheets:
Cash and cash equivalents at the end of the year	390	159	22

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Inventories appreciation from the acquisition of a subsidiary	-	1,969,950	274,994

The accompanying notes are an integral part of the combined financial statement

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(1) Organization and Description of Business

Carve Group Ltd (“Carve Group” or the “Company”) is a limited liability company incorporated in the British Virgin Islands on February 5, 2025. The Company is an investment holding company. The Company’s subsidiaries are engaged in (i) the cultivation and supply of scarce wild-grown traditional Chinese medicine resources; and (ii) the research, development, production and sale of health and wellness products in the People’s Republic of China (the “PRC”). The Company together with its subsidiary is collectively referred to as the Group.

As of this audit report, the Company’s subsidiaries are detailed in the table as follows:

Entities	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activity
Yunshang Management Company Limited (“Yunshang”)	March 27, 2025	Hong Kong	100%	an investment holding company
Shenzhen Hillstar Management Consulting Co., Ltd (“Shenzhen Hillstar”)	July 3, 2025	Shenzhen, China	100%	an investment holding company
Zhongshen Resources Development (Liaoning) Co., Ltd (“Zhongshen”)	February 11,2025	Liaoning, China	100%	cultivation and supply of scarce wild-grown traditional Chinese medicine resources
Glyken Bird Nest Technology (Shenzhen) Co., Ltd (“Glyken”)	April 1, 2020	Shenzhen, China	100%	research and development, production, and sales of health and wellness products
Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd.	August 10, 2020	Guangxi, China	90%	research and development, production, and sales of health and wellness products
Yanwa Brand Operation (Shenzhen) Co., Ltd.	January 26, 2020	Shenzhen, China	100%	research and development, production, and sales of health and wellness products
Yanwo Health Food Technologies (Shenzhen) Co., Ltd.	December 12, 2019	Shenzhen, China	100%	research and development, production, and sales of health and wellness products

Group reorganization

(a) On March 27, 2025, Yunshang was incorporated with an issued share capital of HK$10,000, divided into 10,000 ordinary shares of HK$1 par value each. On the date of incorporation, Yunshang was under the control of Carve Group.

(b) On July 3, 2025, Shenzhen Hillstar was incorporated with an issued share capital of US$500,000. Upon incorporation, Shenzhen Hillstar was controlled by Yunshang.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(1) Organization and Description of Business (Continued)

(c) Zhongshen was incorporated on February 11, 2025, with an issued share capital of RMB 10,000,000. It was under the control of Mr. Xiaogeng Liu, Ms. Lihua Li, Mr. Yuening Ren, Mr. Yuehua Ren, Mr. Sanwei Wei, and Ms. Ying Liu (together, the “Precedent Shareholders”). On August 22, 2025, Shenzhen Hillstar acquired a 100% equity interest in Zhongshen from the Precedent Shareholders in exchange for Zhongshen’s net assets, and Zhongshen became a wholly-owned subsidiary of Shenzhen Hillstar.

(d) Glyken holds controlling interests in three subsidiaries: 90% of Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd., 100% of Yanwa Brand Operation (Shenzhen) Co., Ltd., and 100% of Yanwo Health Food Technologies (Shenzhen) Co., Ltd. Prior to the reorganization, Glyken was controlled by KeCui Health Industry (Shenzhen) Co., Ltd. and Yanyu Weilai Management (Shenzhen) Partnership (together, the “Precedent Shareholders”). On August 15, 2025, Shenzhen Hillstar acquired a 100% equity interest in Glyken from the Precedent Shareholders in exchange for Glyken’s net assets. Consequently, Glyken and its subsidiaries became wholly-owned subsidiaries of Shenzhen Hillstar.

On July 28, 2025, the Company entered into a Share Purchase Agreement with Maase Inc. (the “Buyer”) and the sellers (the “Sellers”) comprising Golden Brighter Limited, WJ Management Limited, Union Chief Limited, and the existing shareholders of Carve Group. Pursuant to this agreement, the Buyer acquired 100% of the equity interests in Carve Group from the Sellers. The transaction was completed on August 27, 2025. Following the completion, Maase Inc. holds all of the issued shares of the Company.

(2) Summary of Significant Accounting Policies

(a)	Presentation and Combination

The combined financial statements have been prepared on the going concern basis in accordance with, and in compliance with, accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements have been prepared on the basis of accounting policies applicable to a going concern. This basis presumes that funds will be available to finance future operations that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business. The combined financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is RMB.

(b)	Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to inventory write-downs, the allowance for credit losses of accounts receivable, other receivables, and the useful lives of property, plant and equipment, the realization of deferred tax assets and impairment of long-lived assets. The Group, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

(c)	Going Concern

The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

For the year ended June 30, 2025, the Group incurred a net loss RMB1,775, and as of June 30, 2025, it had a working capital deficit of RMB41,438, and its accumulated deficit was RMB33,202.

The Group has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

To meet the cash requirements for the next 12 months from the issuance date of this report, the Group is undertaking a combination of the remediation plans:

●	The Group is implementing cost optimization initiatives across its operations to improve efficiency and preserve liquidity.

●

Following its acquisition by Maase Inc., the Group expects to receive ongoing financial and strategic support. This includes anticipated capital injections or other funding arrangements designed to enhance the Group’s cash position and support its operations for a period of at least twelve months from the date of this report.

●	The Group is going to seek more equity investment in the fiscal year 2026.

As of June 30, 2025, the Group’s having a minimum cash balance on the combined statement of financial position. The Group has taken an intensive review of operations and expenditures, including selling, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Group’s existing cash balances and projected cash generated by, and used in, operating activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the issuance date of this report.

The Group will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the combined balance sheet date and the date of combined financial statements for the financial year ended June 30, 2025. Accordingly, the Group’s combined financial statements are prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Group will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the combined balance sheet. In addition, the Group may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have an insignificant risk of changes in value related to changes in interest rates.

(e)	Short-Term Investments

The Group classifies fund investments with original investment terms exceeding three months but less than one year as short-term investments. As of June 30, 2024 and 2025, the Group held short-to-medium term money market funds with fair values of approximately RMB748 and RMB258, respectively. Related investment income has been recognized in “Others (expenses)/income, net” in the consolidated statements of operations and comprehensive loss, with investment gains of RMB8 and RMB3 recorded for the years ended June 30, 2024 and 2025, respectively.

(f)	Accounts Receivable, net

Accounts receivable is recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable represents fees receivable on sales of health and wellness products from customers. Accounts receivable are generally settled within 30 days since the initial recognition pursuant to the payment terms in the contract with customers.

The Group evaluates the collectability of its accounts receivable based on a combination of factors. The provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable into various age buckets (e.g., within 1 year, 1-2 years, 2-3 years and longer than 3 years) as balances within the same range of aging share similar risk characteristics and applying expected credit loss rates to each pool. The Group has fully provided CECL for accounts receivable aging longer than three years. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed periodically and included in general and administrative expenses on the combined statements of operations and comprehensive loss. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted, which typically lasts for no less than three years past due, are written off against the allowance for credit loss.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

Accounts receivable net is analyzed as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Accounts receivable	457	617
Allowance for credit loss	(457)	(457)
Accounts receivable, net	-	160

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable:

	For the years ended June 30,
	2024	2025
	RMB	RMB
Balance at beginning of the year	-	457
Current period provision for expected credit loss	457	-
Balance at end of the year	457	457

(g)	Inventories, net

Inventories are stated at the lower of cost and net realizable value. Inventories primarily include raw materials, finished goods related to the bird’s nest-based nutritional products and wild-grown ginseng roots aged over 40 years that are under cultivation and have not yet been harvested. The cost of inventories related to bird’s nest products includes direct materials, direct labor, and an appropriate proportion of manufacturing overhead, and is determined using the first-in, first-out (FIFO) method. Ginseng roots inventories primarily represent the capitalized costs associated with growing ginseng roots, consist of but not limited to initial purchase cost based on valuation, costs of plantation, cultivation, pest controls, pruning and irrigation etc., which are recorded as non-current assets. As these roots are being cultivated for sale in the ordinary course of business, they are classified as inventory. The Group regularly assesses the net realizable value of its inventories. A provision for obsolescence (inventory write-down) is made when the carrying amount exceeds the estimated net realizable value. This estimation considers factors such as the current condition of inventory, aging, expected future demand, and anticipated selling prices. For the years ended June 30, 2024 and 2025, inventory write-down of RMB413 and RMB159 were recorded based on this assessment.

(h)	Other receivables

Other receivables primarily include deposits, advances to staff and other receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for doubtful accounts is needed. Based on management’s assessment, no such allowance was required for the years ended June 30, 2024 or June 30, 2025.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(i)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20	10%
Machinery and equipment	3-5	0%-5%
Office equipment, furniture and fixtures	3-5	0%-5%
Leasehold improvements	5	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the combined statements of operations and comprehensive loss:

	Years ended June 30
	2024	2025
	RMB	RMB

Cost of revenue	482	442
General and administrative expenses	626	606
Depreciation expense	1,108	1,048

(j)	Intangible assets, net

Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

Estimated useful life (Years)
Patent	5
Trade names	5
Forest land use right	30

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(k)	Investments in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest. Under the equity method, investments are initially recognized at cost and subsequently adjusted to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and its share of other comprehensive income. The Group recorded an investment loss of RMB142 and an investment income of RMB130 in others, net in the combined statement of operations and comprehensive loss for the years ended June 30, 2024 and 2025, respectively.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publicly traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

(l)	Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts payable, other payable and other liabilities approximates fair value because of their short-term nature.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(m)	Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2025 and 2024.

(n)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying combined statement of income and comprehensive income. Accrued interest or penalties are included on the other tax liabilities line in the combined balance sheets.

(o)	Revenue Recognition

For the years ended June 30 2024 and 2025, the Group derives its revenues mainly from sales of health and wellness products from customers.

The Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. For revenue recognition, the Group evaluates the arrangements within the scope of Topic 606 and performs the following five steps: (1) identify the contract(s) with a customer,(2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

Product revenue recognition

The Group generates substantially all of its revenue from the sale of health and wellness products. Revenue is recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods.

For online sales conducted through platforms such as JD.com, The Group recognizes revenue at the point of time when the goods have been received by the customers based on the delivery day estimate. The Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Group generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of June 30, 2024 and 2025, no return allowances were recorded.

For offline sales, revenue is recognized at the point of sale when the customer obtains control of the merchandise, which is generally at the time of checkout.

Payments received in advance of product shipment or transfer of control are recorded as Contract Liabilities.

Value-added tax and surcharges

The Group is subject to value-added-tax (“VAT”) on the revenues earned for product sales in the PRC. In the accompanying combined statements of comprehensive loss, such VAT is excluded from net revenues. The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB4 and RMB2 for the years ended June 30, 2024 and 2025, respectively.

Contract liabilities

The Group’s contract liabilities mainly consist of prepayments from customers. As of June 30, 2024 and 2025, respectively, the balances of the contract liabilities are RMB265 and RMB249.

Contract liabilities of RMB134 as of June 30, 2024, were recognized as revenue during the year ended June 30, 2025, and those of RMB268 as of June 30, 2025, are expected to be realized in the following year.

Disaggregated information of revenues by sales of products:

	For the year ended June 30, 2024	For the year ended June 30, 2025
Revenue from sales of products	3,298	3,483
-- Revenue from sales of products recognized at a point in time	3,298	3,483

(p)	Cost of revenue

Cost of revenues primarily consists of the cost of products sold, which includes direct materials, direct labor, and allocated manufacturing overhead. Additionally, it includes inventory write-downs to the lower of cost or market value.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(q)	Translation into USD

The combined financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2025, the last business day in fiscal year 2025, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(r)	Leases

The Group leases office space, manufacturing plants and staff dormitory under operating leases for terms ranging from short term (under 12 months) to 5 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of range from 3 years to 5 years, manufacturing plants leases typically have initial lease terms of 5 years, and staff dormitory leases typically have an initial term of 4 years or less. The Group’s leases for office space, manufacturing plants, and staff dormitories include fixed rental payments and do not contain variable lease payments that depend on an index or rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the combined statements of balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease components. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(r)	Leases-(Continued)

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the combined statement of operations and comprehensive loss on a straight-line basis over the lease term.

In addition, the Group does not have any related-party leases or sublease transactions.

(r)	Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(s)	Recently accounting pronouncements

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows or disclosures.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(3) Short-term investments

	As of June 30,
	2024	2025
	RMB	RMB
Short-term investments	748	258
Total	748	258

As of June 30, 2024 and 2025, Short-term investments primarily consist of wealth management products issued by banks. These investments are classified as held-to-maturity debt securities and are measured at amortized cost, net of allowance for credit losses, in accordance with ASC 320. No impairment loss on short term investments was identified for years ended June 30, 2024 and 2025, respectively.

(4) Other Receivables

Other receivables consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Deposits	234	161
Advances to staff	18	12
Others	152	2
Other receivables	404	175

(5) Inventories, net

Inventories, net consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Raw material	3,164	2,550
Finished Goods	1,524	1,450
Ginseng	-	1,969,950
Inventory write-down	(563)	(722)
Total	4,125	1,973,228

For the years ended June 30,2025 and 2024, the Group recognized inventories write-down of RMB159 and RMB413 in cost of revenue, respectively.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(6) Investments in affiliate

Investments in affiliate consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Yanbense Food Technology (Shenzhen) Co., Ltd.	257	387
Total	257	387

As of June 30, 2024 and 2025, investments in affiliate primarily consist of the Group’s 40% equity interest in Yanbense Food Technology (Shenzhen) Co., Ltd., which is accounted for using the equity method. The Group recorded an investment loss of RMB142 and an investment income of RMB130 in others, net in the combined statement of operations and comprehensive loss for the years ended June 30, 2024 and 2025, respectively. No impairment has been recorded on the investments accounted for under equity method for the year ended June 30,2025.

(7) Property, Plant and Equipment, net

Property, plant and equipment, net, consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Building	-	9,667
Machinery and equipment	2,296	2,504
Office equipment, furniture and fixtures	384	422
Leasehold improvements	2,582	2,582
Total	5,262	15,175
Less: Accumulated depreciation	(3,654)	(4,702)
Property, plant and equipment, net	1,608	10,473

For the years ended June 30,2025 and 2024, depreciation expense amounted to RMB1,048 and RMB1,108, respectively. No impairment on property, plant and equipment was recorded for the years ended June 30, 2024 and 2025.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(8) Intangible assets, net

Intangible assets, net, consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Forest land use right	-	333
Patent	20	20
Trade names	297	297
Total	317	650
Less: Accumulated depreciation	(117)	(150)
Intangible assets, net	200	500

For the years ended June 30,2025 and 2024, amortization expense amounted to RMB33 and RMB33, respectively.

No impairment on Intangible assets was recorded for the years ended June 30, 2024 and 2025.

(9) Leases

The Group’s leases for office space, manufacturing plants and staff dormitory include only fixed rental payments with no variable lease payment terms. As of June 30, 2024 and 2025, there were no leases that have not yet commenced.

The following represents the aggregate right of use assets and related lease liabilities as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025
	RMB	RMB
Right of use assets	464	156
Current lease liabilities	593	409
Non-current lease liabilities	187	-
Total lease liabilities	780	409

The weighted average lease term and discount rate as of June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
Weighted average lease term:
Operating leases	0.98	0.29
Weighed average discount rate:
Operating leases	4.35%	4.35%

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(9) Leases (Continued)

The components of lease expenses for the years ended June 30, 2024 and 2025 were as follows:

	Years ended June 30
	2024	2025
	RMB	RMB
Operating lease expense	338	327
Short term lease expense	-	3
Total	338	330

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

Minimum Lease
Payment
RMB
For the year ending June 30:
2026	412
Total remaining undiscounted lease payments	412
Less: Interest	3
Total present value of lease liabilities	409
Less: Current operating lease liability	409
Non-current operating lease liability	-

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(10) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Payable for acquisition of forest land use right and buildings(i)	-	10,000
Payable for equity transfer(ii)	7,363	7,363
Loan from a third party	1,600	1,600
Others	181	112
Other payables and accrued expenses	9,144	19,075

(i)	Amount represents the consideration for acquisition of forest land use right and buildings, which was expected to be settled in 2026.

(ii)	Amount represents the consideration payable to the former shareholders of Glyken, assuming the completion of Shenzhen Hillstar’s 100% acquisition of Glyken as of June 30, 2024 and 2025.

(11) Income Taxes

The Company’s subsidiaries incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the combined statements of comprehensive loss in the year of the enactment of the change.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group had total operating loss carry-forwards of RMB4,763 and RMB6,447 as of June 30 2024 and 2025, respectively. As of June 30, 2025, all of the operating loss carry-forwards will expire in the years from 2025 to 2028.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(11) Income Taxes (Continued)

Income tax expenses are comprised of the following:

Years ended June 30
	2024		2025
	RMB		RMB
Current tax expense	-	*	-	*
Income tax expense	-		-

*	Individual line items with an absolute value below 1,000 are presented as “-”.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Years ended June 30
	2024	2025
	RMB	RMB
Loss from operations before income taxes	(3,990)	(1,775)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(998)	(444)
Permanent differences	3	1
Accelerated deductions on research and development expenses	(240)	(219)
Effect of non-taxable of Share of net loss from equity investees	30	(38)
Change in valuation allowance	1,205	700
Income tax expense	- *	- *

*	Individual line items with an absolute value below 1,000 are presented as “-”.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(12) Related-party Balances and Transactions

The principal related-party balances as of June 30, 2024 and 2025, and transactions for the years ended June 30, 2024 and 2025 are as follows:

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Kecui Health Industry (Shenzhen) Co., Ltd.	Precedent shareholder of Glyken.
Yanbense Food Technology (Shenzhen) Co., Ltd.	A 40%-owned affiliate of Glyken
Yankang Biotech (Guangzhou) Co., Ltd.	Subsidiary of Glyken, but disposed in August 2025
WJ Management Company Limited	Precedent shareholder of Carve
Ms. Caijuan Huang	Senior officer of Glyken
Mr. Dejun Yu	Senior officer of Glyken
Mr. Peng Liang	Senior officer of Glyken

Related party transactions:

	Years ended June 30,
	2024	2025	2025
Sales of products	RMB	RMB	USD
Sales of products income accrued from Yankang Biotech (Guangzhou) Co., Ltd.	24	-	-

Amount due from (to) other related parties as below (excluding the receivable from Kecui Health Industry (Shenzhen) Co., Ltd. for equity transfer), are inter-company fund transfer for working capital supplement with free interest which are unsecured, interest-free and repayable on demand.

Related-party Balances

	As of June 30,
	2024	2025	2025
Amount due from related parties-Other receivables	RMB	RMB	USD
Yanbense Food Technology (Shenzhen) Co., Ltd.	600	100	14
Kecui Health Industry (Shenzhen) Co., Ltd.	-	1,010	141
WJ Management Company Limited	73	73	11
Mr. Dejun Yu	10	8	1
Mr. Liang Peng	46	46	6
Total	729	1,237	173

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(12) Related-party Balances and Transactions (Continued)

	As of June 30,
	2024	2025	2025
Amount due to related parties-Other payables	RMB	RMB	USD
Kecui Health Industry (Shenzhen) Co., Ltd.	6,000	6,000	838
Yankang Biotech (Guangzhou) Co., Ltd.	50	50	7
Ms. Caijuan Huang	21,316	21,156	2,953
Total	27,366	27,206	3,798

(13) Commitments and Contingencies

Operating lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of June 30, 2025 are payable as follows:

As of
June 30, 2025
Lease commitment	RMB
For the year ending June 30, 2026	34
Total	34

Contingencies

In the ordinary course of business, the Group may be subject to commitments and contingencies, including capital commitments, legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened significant claims and litigation as of June 30, 2025 and through the issuance date of these audited combined financial statements.

(14) Concentrations of Credit Risk

Concentration risks

The Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, accounts receivable, net. As of June 30, 2025 and 2024, substantially all the Group’s cash were held in major financial institutions located in the mainland China, which management considers to being of high credit quality. For accounts receivable, net, the Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

CARVE GROUP LTD

Notes to the Combined Financial Statements

(In thousands)

(14) Concentrations of Credit Risk (Continued)

Customers who individually accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended June 30
	2024	2025
	%	%
Company A	16.2	-	*
Company B	10.9	12.6
Subtotal	27.1	12.6

*	represented less than 10% of total net revenues for the year

Customers who individually account for 10% or more of gross accounts receivable are as follows:

	As of June 30
	2024	2025
	%	%
Company C	-	80.6
Company D	-	11.9
Subtotal	-	92.5

(15) Subsequent events

On July 28, 2025, the Company entered into a Share Purchase Agreement with Maase Inc. and the sellers comprising Golden Brighter Limited, WJ Management Limited, Union Chief Limited, and the existing shareholders of Carve Group. Pursuant to this agreement, the Buyer acquired 100% of the equity interests in Carve Group from the Sellers. The transaction was completed on August 27, 2025. Following the completion, Maase Inc. holds all of the issued shares of the Company.